UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a)

                             ABCOR PRODUCTS, INC.
           --------------------------------------------------------
                              (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  002881308
           --------------------------------------------------------
                               (CUSIP Number)

                                Jeremy Feakins
                          1200 West Penn Grant Road
                             Lancaster, PA 17603
                               (717) 871-6600
           --------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 30, 2005
           --------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 002881308								Page 2 of 4

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1.  Name of Reporting Person

    Jeremy Feakins

    I.R.S. Identification Number of Above Person


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2.  Check The Appropriate Box if a Member of a Group

    (a)   [ ]
    (b)   [ ]

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3.  SEC Use Only

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4.  Source of Funds

     OO

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5.  Check Box if Disclosure of Legal Proceeding SIS Required Pursuant to
     Item 2(D) Or 2(E)  [ ]

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6.  Citizenship or Place of Organization

     U.K.
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Number of Shares                  7.         Sole Voting Power
Beneficially
Owned By Each                                9,445,912
Reporting Person                             ---------------------------------
With                              8.         Shared Voting Power

                                             None
                                             ---------------------------------
                                  9.         Sole Dispositive Power

                                             9,445,912
                                             ---------------------------------
                                 10.         Shared Dispositive Power

                                             None
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11. Aggregate Amount Beneficially Owned By Each Reporting Person

     9,445,912
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
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13. Percent of Class Represented By Amount In Row (11)

     47.2%
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14. Type of Reporting Person

     IN
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CUSIP No. 002881308								Page 3 of 4

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ITEM 1.  SECURITY AND ISSUER.

     Common Stock, no par value

     Abcor Products, Inc.
     826 Broadway, 9th Floor
     New York, NY 10003

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Name: Jeremy Feakins
(b) Business address: 1200 West Penn Grant Road, Lancaster PA 17603
(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

	President
	Abcor Products, Inc.
        826 Broadway, 9th Floor, New York, NY 10003

(d) Criminal convictions during past five years: None
(e) Civil Injunctions during past five years: None
(f) Citizenship: U.K.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares were acquired in exchange for a 53% shareholder interest in Care Recruitment Solutions International, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

     Prior to the transaction, Abcor Products, Inc. was a shell corporation. On June 30, 2005 Abcor Products, Inc. purchased the capital stock of Care Recruitment Solutions International, Inc. ("CRSI") from its shareholders. In consideration for the shares in CRSI, Abcor Products, Inc. issued the majority of its common stock to the shareholders of CRSI, including Mr. Feakins. All of the officers and directors of Abcor Products, Inc. were replaced in connection with the transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 7 through 10 on the cover page of this filing are incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Agreement for the Exchange of Common Stock dated April 27, 2005 - filed as an exhibit to the Current Report on Form 8-K dated April 27, 2005 by Abcor Products, Inc. is incorporated herein by reference.

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CUSIP No. 002881308								Page 4 of 4

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2005

                                               /s/ Jeremy Feakins
                                               ----------------------------
                                               Name: Jeremy Feakins